

October 7, 2011

VIA U.S. MAIL AND FACSIMILE

Richard J. Wirth
Asst. General Counsel
The Hartford
200 Hopmeadow Street
Simsbury, Connecticut 06089

      Re: Hartford Life Insurance Co Separate Account Seven
              Initial Registration Statement on Form N-4
              File Nos. 333-176150; 811-04972

              Hartford Life & Annuity Insurance Co Separate Account Seven
              Initial Registration Statement on Form N-4
              File Nos. 333-176152; 811-09295

Dear Mr. Wirth:

      The staff has reviewed the above-referenced registration statements, which the Commission received on August 8, 2011. We provided the registration statements a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statements, provided to the staff.

1. General

a. Please note that each filing has material information, including the names of the portfolio companies and their related fees and charges, missing. Please confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statement.

b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

c. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

d. Please confirm that all capitalized terms that are defined in the included Glossary or elsewhere in the prospectus are used consistently. It appears that some terms (for example, "Rider Maturity Date" in the Optional Accumulation Benefit section, p. 52 as well as in the Safety Plus Examples at Appendix A) are sometimes capitalized, and sometimes not. In addition, the term "Credited Interest Rate" appears to be used interchangeably with the term "credited rates" in the Personal Pension Account section at pages 48-49 of the prospectus.

e. Class B contracts impose a 0.50% premium based charge that appears to extend into perpetuity. Please explain supplementally how such a charge structure is consistent with the provisions of rule 6c-8 under the Investment Company Act of 1940.

f. The registration statements refer to Premium Based Charges that are imposed by the underlying funds. (*See, e.g.*, pp. 5, 8, 22.) Please disclose supplementally which funds impose this so-called Premium Based Charge.

2. Table of Contents

For clarity, please consider identifying the specific Optional Accumulation Benefit referred to in the Table of Contents (*i.e.*, Safety Plus).

3. Fee Table – Contract Owner Transaction Expenses (p. 4)

a. The prospectus (at footnote 2 to the fee table) states that the CDSC is a percentage of Deposits. However, the method for calculating the CDSC which is discussed at page 21 appears to indicate that the CDSC actually is a percentage of Remaining Gross Premiums. Please clarify this apparent inconsistency.

b. In the CDSC table, please replace the phrase "Year 1" with "Contract Year 1." In addition, please add a "+" after Contract Year 8.

4. Contract Owner Periodic Expenses (p. 5)

a. *Future6 DB rider:* Please include the fee for the Future6 DB rider. In addition, please confirm that the expense example includes the maximum contract charges, including, if applicable, the Future6 DB rider charge.

b. Footnote 3 to the fee table states that the Premium Based Charge "is based on a percentage of Remaining Gross Premium" without discussing what the "Remaining Gross Premium" is or how it is calculated. It is also unclear from this description whether the Premium Based Charge is *based* on a percentage of Remaining Gross Premium (as stated here) or in fact *is* a percentage of Remaining Gross Premium. Please provide a brief plain English discussion of the Remaining Gross Premium that clarifies these points. In addition, please provide a cross-reference to the discussion of Premium Based Charges in section 4.b. of the prospectus.

c. Footnote 4 to the fee table states that "You may only elect one optional Death Benefit. You may not concurrently elect the Safety Plus, Future5 or Future6." This statement is potentially confusing, since it could mean that an investor may not elect the Safety Plus rider if either Future5 or Future6 have already been selected. However, it could also mean that an investor may not elect any of these three riders with a Death Benefit. Please review and revise this statement for clarity.

d. *Future6 DB rider:* Footnote 6 states that the "[r]ider charge is based on the Death Benefit, not including the Personal Pension Account Death Benefit." However, the third prong of the Future6 DB rider (the Standard Death Benefit) reflects the Personal Pension Account Death Benefit. Please clarify how this fee will actually be assessed.

e. Please include examples to illustrate how the CDSC and Premium Based Charges are expected to work together in the case of B shares and, if added to the Appendix, please include a cross-reference to such disclosure.

5. **Fund Table – Total Annual Fund Operating Expenses (p. 5)**

a. With regard to the Total Annual Fund Operating Expenses, please confirm that the registrant will show gross fees. If the registrant wishes to show fees net of contractual waivers extending out at least one year, the registrant may add a second line doing so.

b. Please note that if you reflect additional tables showing annual operating expenses separately for each portfolio company, the additional tables should be prepared in the format, and in accordance with the instructions, prescribed in item 3 of Form N-1A, including the instructions relating to the term of any contractual fee waivers. *See* item 3(a), instr. 20 of Form N-4.

6. **Fixed Accumulation Feature (p. 9)**

In the fourth paragraph of this section, please remove the term "rider" from the phrase "separate rider fee."

7. **Personal Pension Account Transfer Programs (pp. 12-13)**

In the second to last bullet point on page 13, the term "Dollar Cost Averaging program" should be plural.

8. **Dollar Cost Averaging Programs (pp. 14-15)**

For clarity, please bold or underline the headings under which each program is described (*i.e.*, "DCA Plus," "Fixed Amount DCA," and "Earnings/Interest DCA").

9. **Premium Based Charge (p. 20)**

a. Please specify the relevant date for determining the amount of the Remaining Gross Premium used for calculating the Premium Based Charge.

b. In the list following the first paragraph, please clarify whether item 5 refers to a partial Surrender in excess of the AWA.

10. **Contingent Deferred Sales Charges (pp. 20-21)**

a. Please clarify when the "applicable CDSC time period" referred to in Step 1 begins to run with respect to each Deposit (*i.e.*, does it begin on the date that the Deposit is received by the company?)

b. In Step 4, the prospectus states that "We will then multiply Remaining Gross Premiums (investments which have not been subject to a CDSC) by a factor." Please explain supplementally why amounts which have *not* been subject to a CDSC would be used to calculate CDSC. Also, please revise CDSC Example 6 (at Appendix A-8) to conform to this Step, as Step 4 of that Example currently refers to Deposits, rather than to Remaining Gross Premiums.

11. **Surrenders (pp. 22-23)**

a. In the last bullet point on page 22, please bold the sentence beginning, "If you fail to comply with the minimum amount rule."

b. Please clarify that failure to comply with the minimum amount rule will *not* cause your contract to terminate if you have elected either the Future5 or Future6 rider.

c. In the section "What is Commuted Value?" at page 23, in the last sentence of the third paragraph, please insert the phrase "if applicable" after "The higher the discount rate and CDSC."

d. *How do you request a Surrender? (p. 24):* With respect to the second-to-last bullet on page 23, please clarify which option is the default option.

12. Annuity Payouts (pp. 25)

Option Two – Life Annuity with a Cash Refund: In the second paragraph, the third sentence states that "Contract Value may not be reallocated into the Personal Pension Account." This appears to conflict with the fifth sentence in the same paragraph, which states that "*Unless otherwise provided below*, Contract Value may not be reallocated into the Personal Pension Account." (Italics supplied.) Please review and resolve this apparent inconsistency. Also, if the second sentence is the correct one, please specify the section to which the phrase "Unless otherwise provided below" refers.

13. Maximum Anniversary Value V (p. 32)

a. *How is the charge for this rider calculated?*: Please disclose whether the fee can be increased, as was done with the Return of Premium V disclosure on page 30.

b. *Is this rider designed to pay you Death Benefits?*: The line beginning "B = " should end with "or," rather than with "and."

14. Future6 DB (pp. 35-38)

a. *General:* Throughout the prospectus it is unclear whether the third prong of the Future 6 DB should read "Standard Death Benefit" or "Contract value less any applicable Premium Based Charges". If the former, please confirm that you intend this prong to include the Personal Pension Account Benefit Balance only with respect to the third prong. If the latter, please explain supplementally how the third prong is not already reflected in the second prong. In either case, please revise the prospectus for clarity.

b. *Objective (p. 35)*: The first bullet point in the second paragraph in this section explains that this rider is "an alternative to the Return of Premium V Death Benefit…." because of the Lifetime Benefit Payments taken under Future6. Please clarify why this makes the Future6 DB rider an alternative to the Return of Premium V Death Benefit.

c. *Objective (p. 35):* Please add an additional bullet disclosing that the Enhanced Return of Premium is reduced to zero if your Contract Value falls below the amount permitted by the minimum amount rule.

d. *How is the charge for this rider calculated? (p. 36)*: The fourth sentence of this section states that the charge will not be applied to the Personal Pension Account Benefit Base. Please clarify how this operates in practice as the Standard Death Benefit reflects the Personal Pension Account Benefit Base. In addition, please clarify, if the third prong of the death benefit reflects the Standard Death Benefit, would the contract owner also separately receive the death benefit associated with the Personal Pension Account?

    c. *Can you terminate this rider? (p. 36)*: Please bold the sentence beginning "However, if your Future6 rider is terminated…." Also, please provide a cross-reference to "Other Information" for other conditions which may result in termination of the rider.

    d. *Death Benefit Step-Up (p. 36)*: The first sentence in this section appears to include a repetitive reference to "Enhanced Return of Premium." Please review and revise as necessary.

    e. *Enhanced Return of Premium Component of Future6 DB (p. 36)*: Please explain briefly how the "Enhanced Return of Premium component" is calculated. In addition, with respect to the last sentence in the first paragraph, please explain supplementally why partial Surrenders that do not exceed Threshold Payments would reduce the Enhanced Return of Premium component.

    Please also revise the Glossary definition of "Enhanced Return of Premium" (at p. 57) to conform to the description of this term in the Future6 DB rider section. For example, according to this section, Enhanced Return of Premium is one of the three components used to *determine* the Death Benefit, not one of three components *of* the Death Benefit, as stated in the Glossary.

    f. *Enhanced Return of Premium Component of Future6 DB (p. 37)*: Please revise the last paragraph of this section, and the two bullet points following that paragraph, for clarity. Specifically, the two bullet points, together with the last sentence preceding the two bullet points, appear to confuse certain optional actions which can be taken by a contractowner with the consequences of those actions. Please reorganize this disclosure to more clearly separate the described actions from their consequences.

    g. *What happens if you change ownership? (p. 37)*: Please revise this disclosure to conform to the corresponding section in the Future6 rider section (at pp. 43-44). Specifically, please explain the effect of a Covered Life change, as described in the last paragraph of the Future6 "What happens if you change ownership?" section, on the Future6 DB.

    The prospectus states that "[t]he Death Benefit will be recalculated based on the lesser of the Contract Value or the Death Benefit on the effective date of the ownership change.". Since the Death Benefit is the greater of three components (including Contract Value), the lesser of Contract Value or Death Benefit should always be "Contract Value". As such, please revise the prospectus accordingly.

    h. *Are there restrictions on how much you must invest? (p. 37):* For clarity, please revise the answer to state "Yes" and that you must abide by the Future6 investment restrictions.

    i. *Other information (p. 38)*: After the first sentence in the third bullet point, beginning "If your Contract Value is reduced below the minimum amount rule….", please include a cross-reference to the discussion of "minimum amount rule" in section 4.c., Surrenders.

15. How is the Death Benefit paid? (p. 39)

At the end of the fifth paragraph, please remove the cross-reference to "Section 8" and provide a cross-reference to Section 9(C)(2)(f), "Federal Tax Considerations."

16. Optional Withdrawal Benefits/Future5 and Future6 (pp. 40-47)

a. *Does buying the riders forfeit your ability to buy other riders? (p. 40)*: Please include a cross-reference to the description of Personal Pension Account Transfer Programs in Section 4.a. of the prospectus.

b. *Payment Base (pp. 41-42)*:

   i. Please include a brief explanation of the term "Deferral Bonus" in this section.
   ii. Please note that if the registrant intends to implement an Annual Payment Base Cap, we expect a discussion of this cap to be prominently disclosed in the summary of the optional benefit.
   iii. In the last paragraph of this section, the last sentence refers the reader to the section entitled "How is the charge for the rider calculated?" for more information regarding "possible termination of Market Increases, Deferral Bonuses and Withdrawal Percent [sic] increases associated with declining rider charge increases." However, the cross-referenced section does not discuss termination of Withdrawal Percentage increases. Please review these sections for conformity.

c. *Deferral Bonus Base (p. 42)*: The last sentence in the first paragraph of this section states that the Deferral Bonus Period will cease upon the earlier of (a) the tenth Contract Anniversary, (b) when you take any partial Surrender, or (c) if a transfer is made to the Personal Pension Account that is in excess of the Future5 and Future6 Transfer Limit. Under the definition of Surrender, a Surrender includes *any* transfer to the Personal Pension Account, which would mean that any transfer to the Personal Pension Account would cause the Deferral Bonus to cease. This is inconsistent with prong (c), which permits some transfers to the Personal Pension Account. Please advise or revise. In addition, please bold this sentence.

d. *Is either rider designed to pay you withdrawal benefits for your lifetime? (p. 42):* In the paragraph beginning "The applicable Withdrawal Percentages are as follows," please provide the applicable Withdrawal Percentages for both the Single and Joint/Spousal options of these riders.

e. *What effect do partial or full Surrenders have on your benefits under the riders? (p. 43)*:

   i. Please revise the second paragraph of this section and the bullet points following that paragraph for clarity. Specifically, the bullet points, together with the last sentence preceding the two bullet points, appear to confuse certain optional actions which can be taken by a contractowner with the consequences of those actions. Please reorganize this disclosure to more clearly separate the described actions from their consequences.

    ii.   Please clarify the applicability of the first bullet point to the Future6 rider as the money market sub-account is not an approved sub-account or program for the Future6 rider.

    f.   *What happens if you change ownership? (p. 43)*: Please confirm supplementally that the provisions in this section conform with those in the corresponding section relating to the Future6 DB.

    g.   *Other information (p. 47)*: In the first sentence, please change the term "rider" to "riders," as it relates to both the Future5 and Future6 riders.

17. Personal Pension Account (p. 51)

    What effect do partial or full Surrenders have on your benefits under the rider?: On page 49, the prospectus states that commuting your Annuity Payout Value may subject it to a CDSC, if applicable, and cross-references this section. (*See* "Is the rider designed to pay you withdrawals for your lifetime?", second paragraph, sixth sentence.) However, the section on page 50 does not address this topic. If a commutation of Annuity Payout Value may be subject to a CDSC, please discuss it in this section, and include a cross-reference to CDSC Example 6 in Appendix A-7. If commuted Annuity Payout Value is not subject to a CDSC, please omit the reference on page 49.

18. Optional Accumulation Benefit/Safety Plus (pp. 52-56)

    a.   *Objective (p. 52):* The prospectus states that the rider and contract terminate if Contract Value on a Contract Anniversary is reduced below the minimum amount rule. Contract owners purchase the rider, in part to protect against market losses. As such, please disclose prominently that the rider may terminate due to adverse (or catastrophic) market conditions which cause a reduction in Contract Value below the minimum amount rule.

    b.   *How does the rider help achieve this goal? (p. 53)*: The last paragraph in this section appears to be a run-on sentence. Please revise it for clarity.

    c.   *Are there restrictions on how you must invest? (p. 55)*: In the fifth paragraph, second sentence, please delete the word "either."

    d.   *Other information (p. 56)*: Please bold the third bullet point in this section.

19. Glossary (p. 59)

    Please put the term "Remaining Gross Premium" in alphabetical order.

20. State Variations - Minnesota (p. 60)

Class B contracts offered in Minnesota appear to have a longer CDSC period than that described in the introduction and fee table. As the fee table should reflect the maximum expenses, please revise the fee table and introduction to reflect Minnesota's surrender charge schedule.

21. Miscellaneous – Speculative Investing (p. 61)

The prospectus states that the contract owner represents and warrants that the rider is not being used for speculation, arbitrage, viatication or any other type of collective investment scheme. Please explain supplementally the consequences to a contract owner if he is engaged or becomes engaged in such a scheme.

22. Appendix A

a. *General*: For the examples relating to CDSC and Premium Based Charges, please state in the headings that these examples apply only to Class B and Class L shares (for CDSC) and only to Class B shares (for Premium Based Charges).

b. *Future6 DB Examples (Appendix A-23)*:

   i. In the introduction to Example 1, please define the term "LBP" as "Lifetime Benefit Payment" for clarity.
   ii. The three prongs that make up the Future6 DB rider are inconsistent with the language used in the rider's prospectus disclosure. Specifically, the third prong of the example reads "Contract Value less Premium Based Charge, whereas the prospectus disclosure refers to the third prong as the Standard Death Benefit. Please advise or revise.
   iii. The Return of Premium V column in the examples appears to reflect only the Premium Payment prong of the Return of Premium V rider and not the Contract Value prong. Please revise the examples accordingly.
   iv. For clarity, please consider adding a column "Contract Value" to the "After Transaction" portion of the tables in the examples.

c. *Safety Plus Example 2 (Appendix A-25)*: In footnote 6 to this Example, please include a cross-reference to the discussion of the Income Enhancer in the "Safety Plus" section of the prospectus. In addition, please review the defined terms used in this Example for conformity. (For example, "Purchase Rate" should be changed to "Payout Purchase Rate," etc.)

d. *Future5 and Future6 Examples (Appendix A-26)*: Please replace the term "Withdrawal Percent" with "Withdrawal Percentage."

23. Appendix D

Please confirm supplementally whether or not the "Huntington Hartford Personal Retirement Manager" listed at App D-4, and the "Huntington World Class Growth Strategy" model listed at App D-5, are intended to be included in both the Huntington and non-Huntington prospectuses. If not, please revise Appendix D in the non-Huntington prospectus accordingly.

24. Part C – Item 24

Except where permitted under Rule 483 of the Securities Act of 1933, please file actual rather than "form of" participation, dealer, and reinsurance agreements.

25. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Deborah D. Skeens
Senior Counsel
Office of Insurance Products